Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended March 31, 2004 (millions)
Operating Revenue	$5,667
Operating Expenses	4,395
Income from operations	1,272
Other income (loss)	(4)
Interest and related charges	156
Income before income taxes	1,112
Income taxes	404
Income before cumulative effect of a change in accounting principle	708
Cumulative effect of a change in accounting principle (net of income taxes of $5)	(6)
Net income	$ 702

The condensed consolidated earnings statement for the twelve months ended March 31, 2004 reflects the adoption of a new accounting standard, effective December 31, 2003, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, for its interests in special purpose entities.